Exhibit 99.2

AGENDA OF THE ANNUAL GENERAL MEETING OF IMMATICS N.V.

Agenda of the annual general meeting of Immatics N.V., a public company under Dutch law, registered with the Dutch trade register under number 77595726 (the “Company”), to be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands on 18 June 2025 at 16:00 hours CEST (the “AGM”).

1.	Opening
2.	Discussion of the statutory board report regarding the financial year ended 31 December 2024	Discussion item
3.	Discussion of the Company’s dividend and reservation policy	Discussion item
4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2024	Voting item
5.	Discharge from liability for the members of the Company’s board of directors (the “Board”) with respect to the performance of their duties during the financial year ended 31 December 2024	Voting item
6.	Reappointment of Mr. P.A. Chambré as non-executive director II	Voting item
7.	Reappointment of Ms. H.L. Mason as non-executive director II	Voting item
8.	Appointment of Dr. A.S. Reicin as non-executive director II	Voting item
9.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	Voting item
10.	Approval of the Company’s 2025 stock option and incentive plan	Voting item
11.	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2025	Voting item
12.	Close

EXPLANATORY NOTES TO THE AGENDA OF THE ANNUAL GENERAL MEETING OF IMMATICS N.V.

1.	Opening

2.	Discussion of the statutory board report regarding the financial year ended 31 December 2024 (discussion item)

The Company’s statutory board report regarding the financial year ended 31 December 2024 is available on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting- 2025 and is available for inspection at the offices of the Company.

3.	Discussion of the Company’s dividend and reservation policy (discussion item)

The Company intends to retain any earnings for future operations and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of the Company’s paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company’s articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company’s earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2024 (voting item)

It is proposed that the statutory annual accounts for the financial year ended 31 December 2024 as prepared in accordance with Dutch law be adopted. The adoption of the statutory annual accounts includes the allocation of the profit made in the financial year ended 31 December 2024. PricewaterhouseCoopers Accountants N.V. has audited the the statutory annual accounts and issued an auditor’s report in respect thereof.

The statutory annual accounts are available on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2025 and are available for inspection at the offices of the Company.

5.	Discharge from liability for the members of the Board with respect to the performance of their duties during the financial year ended 31 December 2024 (voting item)

It is proposed that each member of the Board be granted a discharge from liability for the performance of their respective duties during the financial year ended 31 December 2024 to the extent appearing from the statutory annual accounts or the statutory board report for the financial year ended 31 December 2024 or other public disclosures.

6.	Reappointment of Mr. P.A. Chambré as non-executive director II (voting item)

In accordance with the applicable provisions of the Company’s articles of association (the “Articles of Association”) and at the recommendation of the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), the Board has made a binding nomination to reappoint Mr. P.A. Chambré as non-executive director. Mr. Chambré is proposed for reappointment for a period ending at the end of the annual general meeting of Company shareholders to be held in 2028.

Mr. Chambré was appointed as supervisory director of the Company as of the Company's listing on the Nasdaq Stock Market in 2020 (the "Listing"). Mr. Chambré has served as the Chairman of our supervisory board since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as Chairman of the Board. Mr. Chambré was the Chief Executive Officer of Cambridge Antibody Technology Group plc ("CAT") from 2002 until its acquisition by AstraZeneca plc in 2006. Before joining CAT, Mr. Chambré was Chief Operating Officer of Celera Genomics Group and, previously, CEO of Bespak plc (later Consort Medical plc), a drug delivery company. From 2008 to 2010, Mr. Chambré was Chairman of ApaTech Ltd., a specialist in orthobiologic bone graft technologies, which was acquired by Baxter International Inc. in March 2010. From 2008 to 2013, Mr. Chambré was Chairman of Xellia Pharmaceuticals AS, a company focused on the development, manufacturing and global commercialization of anti-infective therapies and between 2011 and 2019 he was Chairman of OneMed AB a leading distributor of medical products in Northern Europe. From 2006 to 2012, Mr. Chambré served as Non- executive Director of BTG plc and between 2006 and 2016, he served as a Non-Executive Director of Spectris plc. Mr. Chambré also currently holds chairman and non-executive board positions with other companies, including Cancer Research UK (trustee), and Our Future Health (trustee). Mr. Chambré has previously also served on the board of directors of UDG Healthcare plc, Touchstone Innovations plc, Spectris plc and BTG plc. Mr. Chambré holds a Bachelor of Science in food science from the University of Reading.

Mr. Chambré holds 105,987 shares in the share capital of the Company.

Since the Company’s Listing in 2020, Mr. Chambré has and continues to serve as chair of the nominaing and governance committee. Given Mr. Chambré's business leadership experience and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Mr. Chambré's membership on the Board.

It is proposed that Mr. P.A. Chambré be reappointed as non-executive director II effective as of the date of the AGM. The proposed reappointment is for a continuous term ending at the close of the annual general meeting to be held in 2028.

In evaluating the proposal to nominate Mr. Chambré, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity & Inclusion Policy, among its other considerations.

7.	Reappointment of Ms. H.L. Mason as non-executive director II (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Ms. H.L. Mason as non-executive director. Ms. Mason is proposed for reappointment for a period ending at the end of the annual general meeting of Company shareholders to be held in 2028.

Ms. Mason served in numerous leadership positions over 27 years at Abbott Laboratories, Inc. from 1990- 2017, including as Executive Vice President, Corporate Officer of Abbott Nutrition from 2014 to 2017, and as Senior Vice President, Corporate Officer of Abbott Diabetes Care from 2008 to 2014. Ms. Mason is the chair of the board of Assertio Therapeutics, Inc. (NASDAQ: ASRT) (formerly Depomed), where she has served as a board member since 2019 and previously as a member of its audit and compensation committees. In addition to serving on the Immatics Board, Ms. Mason also serves on the board of directors of ConvaTec Group plc, Pendulum Therapeutics, Inc. and SCA Pharmaceuticals, LLC. Ms. Mason holds a B.S.E. from the University of Michigan, Ann Arbor and an M.B.A. from the University of Chicago. Ms. Mason does not hold any shares in the share capital of the Company.

Ms. Mason serves as the Vice Chair of the Board of the Company. Since joining the Company in 2020, Ms. Mason has and continues to serve on the auidt committee and compensation committee. Given Ms. Mason’s business leadership experience, financial background and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Ms. Mason’s membership on the Board.

It is proposed that Ms. H.L. Mason be reappointed as non-executive director II effective as of the date of the AGM. The proposed reappointment is for a continuous term ending at the close of the annual general meeting to be held in 2028.

In evaluating the proposal to nominate Ms. Mason, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity & Inclusion Policy, among its other considerations.

8.	Appointment of Dr. A.S. Reicin as non-executive director II (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to appoint Dr. A.S. Reicin as non-executive director. Dr. Reicin is proposed for appointment for a period ending at the end of the annual general meeting of Company shareholders to be held in 2028.

Since 2020, Dr. Reicin has served as President and CEO of Tectonic Therapeutic, Inc. Prior to Tectonic, Dr. Reicin served as President, Global Clinical Development at Celgene Corp from 2018 to 2019 and Senior Vice President, Global Head of Clinical Development at EMD Serono from 2015 to 2018.

Dr. Reicin also previously held numerous leadership positions at Merck & Co. from 1996 to 2015, including as Vice President, Project and Pipeline Leadership, Oncology Franchise. During her tenure at Merck, Dr. Reicin led the initial development and filing activities that resulted in the first approvals of Keytruda® in the United States and European Union. In addition to serving on the Immatics Board, Dr. Reicin also serves as a member of the board of directors of Sana Biotherapeutics since 2020, where she has been a member of the Compensation Committee since 2021. Dr. Reicin also served on the board of directors of Homology Medicines from 2019 to 2024, where she was the chair of the compensation committee from 2023 to 2024 and a member of its nominating and governance committee from 2020 to 2024.

Dr. Reicin has also previously served as a full-time faculty member at Columbia Medical School as well as a physician and researcher at Columbia Presbyterian Hospital. Dr. Reicin received her M.D. from Harvard Medical School and her B.A. in Biochemistry from Barnard College of Columbia University.

Dr. Reicin does not hold any shares in the share capital of the Company.

Dr. Reicin has served as an interim member of the Board since July 2024. Given Dr. Reicin’s extensive experience within the life sciences industry and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Dr. Reicin’s membership on the Board.

It is proposed that Dr. A.S. Reicin be appointed as non-executive director II effective as of the date of the AGM. The proposed appointment is for a continuous term ending at the close of the annual general meeting to be held in 2028.

In evaluating the proposal to nominate Dr. Reicin, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity & Inclusion Policy, among its other considerations.

9.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof (voting item)

On 20 June 2024, the General Meeting authorised the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 20 June 2024.

It is proposed that the authorisation of the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration be extended for a period of eighteen months, commencing on the date of the AGM.

The maximum number of ordinary shares permitted pursuant to applicable law and the Articles of Association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of the ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time the transaction is agreed upon by the Company;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement; the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

10.	Approval of the Company’s 2025 stock option and incentive plan (the “Plan”) (voting item)

On 20 June 2024, the General Meeting approved the adoption of the current stock option and incentive plan. The Board is now proposing to adopt the Plan, which will enable the Company to grant equity incentive awards in order to attract, retain and motivate its employees.

The proposed Plan is available on the Company's website at https://investors.immatics.com/events/event- details/annual-general-meeting-2025 and is available for inspection at the offices of the Company.

11.	Instruction of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2025 (voting item)

PricewaterhouseCoopers Accountants N.V. has audited the Company’s statutory annual accounts for the financial year ended 31 December 2024.

It is proposed to instruct PricewaterhouseCoopers Accountants N.V. as the external independent Dutch auditor for the audit of the Company’s statutory annual accounts and its statutory annual report for the financial year 2025.

12.	Close